UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For November 24, 2025

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(Harmony and/or the Company)

HARMONY APPROVES HIGH-MARGIN, LONG-LIFE EVA COPPER PROJECT
FOR DEVELOPMENT

Johannesburg, South Africa. Monday, 24 November 2025. Harmony Gold Mining Company Limited (“Harmony” or “the Company”) is pleased to announce the completion of the updated Feasibility Study and the approval of the Final Investment Decision (FID) by the Board of Directors for the Eva Copper Project (“Eva Copper” or “the Project”) in Queensland, Australia.

Eva Copper is a 100%-owned, high-margin, long-life asset located in Northwest Queensland. The proposed low strip ratio open pit development is expected to produce approximately 65 000 tonnes of copper in concentrate per year during the first five years, with an expected life-of-mine average production profile of around 60 000 tonnes of copper and 19 000 ounces of gold per annum. This will be achieved by processing on average 18 million tonnes per annum of ore over its currently estimated 15-year mine life, at a very attractive margin with an all-in sustaining cost (AISC) of approximately US$ 2.50/lb, delivering robust cash flow generation at strong margins over the life of this asset.

“The Eva Copper Feasibility Study delivers a strong, high-confidence outcome that positions Harmony for the next phase of growth as we continue building a high-quality, low-cost portfolio. Over the past three years, we have received strong support from the Queensland Government and key stakeholders as we systematically de-risked this project, driving resource and reserve expansion at exceptionally low discovery costs and unlocking further upside potential.

Eva Copper, together with our recent MAC Copper acquisition, creates a compelling platform that brings together the enduring value of gold with the future-facing strength of copper, enhancing cash flow resilience across commodity cycles. In addition to our significant gold production, our two Australian copper assets are expected to deliver a combined total of approximately 100 000 tonnes of copper annually once fully commissioned.

The Project provides compelling exposure to robust copper fundamentals and, when combined with the current strength in gold prices, offers significant upside potential. We have confidence in the long-term outlook for copper and gold, and Eva Copper is poised to deliver strong free cash flows and attractive margins, while reducing our overall risk profile. Harmony’s diversification into a Tier 1 mining jurisdiction strengthens our long-term value proposition as a global gold and copper producer,” says Beyers Nel, Harmony CEO.

Project capital
Project capital is estimated at US$1.55 billion (AUD2.3 billion) to US$1.75 billion (AUD2.6 billion), expressed in real terms. The capital profile remains highly manageable, with expenditure phased over a three-year construction period. We expect a competitive capital intensity of approximately US$26 000 to US$29 000 per tonne of copper produced, reinforcing the project’s capital efficiency.

Funding and credit ratings
Harmony has maintained a strong balance sheet with net debt to EBITDA comfortably below 1.0x after the recent acquisition of MAC Copper. As previously communicated, Harmony is reviewing its balance sheet structure to align funding with longer-term projects and sustainable cash flow generation. This approach is designed to maintain financial flexibility while continuing to prioritise shareholder returns. Our commitment to dividends remains an integral part of our capital allocation framework. The Project will therefore be funded through a balanced mix of internal cash flows and capital-efficient debt instruments.

To enhance funding flexibility for long-term projects, Harmony has obtained inaugural public credit ratings with the three major rating agencies as shown below:
•    Fitch Ratings: BB / Stable
•    Moody’s: Ba1 / Stable
•    S&P Global: BB / Stable

These ratings include the financial impact of the Eva Copper project capital and the MAC Copper acquisition and reflect Harmony’s strong operational performance and balance sheet, prudent financial management and sound market position.

STRATEGIC RATIONALE AND IMPORTANCE
Since acquiring the Project in October 2022, Harmony has significantly increased Mineral Resources and Mineral Reserves through 166 000 metres of resource definition drilling. Importantly, this drilling campaign has deepened our understanding of the ore bodies' characteristics, informing future opportunities and risk management. The Project’s two million tonne copper resource provides a strong foundation for continued resource growth and value enhancement, with the potential to further extend the planned 15-year life-of-mine. This will strengthen Harmony’s long-term copper exposure and growth profile in the region.

Completion of the Front-End Engineering and Design (FEED) phase has informed the study's outcomes. It confirms robust economics, low execution risk, and strategic alignment with Harmony’s stated intention to improve the quality and resilience of its portfolio and advance its copper growth ambitions.

Safety and risk
The Project is designed to lower operational risk through a mechanised, open-pit mining approach supported by a conventional processing flow sheet. The tailings storage facility meets ANCOLD standards and incorporates GISTM principles, ensuring best-in-class safety and governance. The feasibility study confirms the technical soundness of the design.

Robust technical foundation
The Project is fully permitted, subject to an amendment to the current Environmental Authority in place. A comprehensive three-year feasibility study update and FEED phase have been completed, using Tier 1 contractors, further de-risking the project. Technical and financial studies have provided confidence in the capital profile and project scheduling, ensuring disciplined execution and cost predictability. Early works activities have substantially derisked project logistics, site access and accommodation.

Geographic diversification
Harmony’s expansion into Northwest Queensland, Australia, a highly prospective historic mining region with good regional infrastructure and mining skills, expands its growing international operational footprint.

Near-term copper
First production is estimated to commence in the second half of calendar year 2028, aligning with the anticipated structural copper supply gap, which would support higher prices.

Gold and copper commodity mix
A diversified commodity mix of gold and copper positions the company for long-term value creation. Copper, a critical metal, complements our gold portfolio, offering counter-cyclical benefits and a strong price outlook, enhancing resilience and growth potential.

Affordability
Harmony’s strong balance sheet and excellent cash flow generation underpin its ability to deliver consistent shareholder returns while funding growth. The project’s capital intensity is competitive to peer greenfield developments and reflects disciplined capital allocation. The project will be financed through a combination of operational cash flows and debt.

Resilience through the cycle
With a life-of-mine of at least 15 years and strong margins, the project enhances Harmony’s resilience and cash flow generation through the cycle. Combined with CSA mine, it will provide meaningful copper exposure, supporting long-term growth initiatives such as the Tier 1 Wafi-Golpu Project.

Improving the quality of the portfolio
The project will contribute significantly to the Group’s production profile and cash flow generation, once commissioned. It is well-positioned on the global industry cost curve, producing copper with an estimated free cash flow margin of 40% over its life-of-mine.

Embedded sustainability and stakeholder support
Embedded sustainability is central to the Eva Copper Project and incorporates comprehensive environmental management while creating local employment and business opportunities.

The Company continues to build deep, collaborative relationships with the Kalkadoon People, the Traditional Owners of the land on which Eva Copper is located, and the local Cloncurry and Mount Isa communities.

Strategically important for Queensland and its North West region, independent analysis by economics firm ACIL Allen estimates the Project will add over AUD17 billion to Queensland’s gross state product over its anticipated 15-year mine life, while providing significant new employment opportunities during construction and steady-state operations.

Recognising this importance, the Queensland Government declared Eva Copper a ‘Prescribed Project’ in March 2024 to expedite approvals. It made a conditional grant of AUD20.7 million in July 2024 to support preliminary site works, which are now largely complete.

With an expected continuous electricity demand of approximately 72MW, power will be supplied through a bespoke hybrid generation solution comprising a 118MW solar farm, 62MW of battery storage, and 72MW of modular diesel generators, achieving an estimated 40% renewable power penetration. Harmony is collaborating with the Queensland Government on longer-term power supply options aligned with the state’s energy roadmap.

Feasibility Study Highlights1

Measure	Outcome
Mineral Reserves
Copper	1.021Mt Cu (4.6Moz Au equivalent2)
Gold[5]	317koz Au
Mineral Resource

Copper	1.932Mt Cu (8.6Moz Au equivalent2)
Gold	492koz Au
Capital Investment (Real):	US$1.55 billion to US$1.75 billion (AUD2.3 billion to AUD2.6 billion)
Capital Intensity	US$26 000 to US$29 000 per tonne of copper produced
Processing Capacity	~18Mtpa
Average copper grade	0.40%
Copper production	~65ktpa (Years 1–5) ~60ktpa (LOM)
Average gold grade	0.07g/t
Gold production	~19koz
Copper recoveries	82%
Gold recoveries	80%
Strip ratio	1.6:1
Life of Mine (LOM)	15 years

Key project metrics	Base	Upside*
Long Term Copper Price (USD/lb)	4.50[3]	5.50[4]
Gold Price (USD/oz)	2 237	3 750
AUD/USD Exchange Rate	0.68	0.68
After-tax Net Present Value (AUDm real 2025)	445	1 355
After-tax Internal Rate of Return (%)	11	17
Payback Period from FID (years)	7	6
C1 Net Cash Cost (USD/lb) - first 5 years of operations	2.07	1.84
All-in-Sustaining Cost (USD/lb) - first 5 years of operations	2.49	2.30

*The upside scenario does not factor in any additional resource-to-reserve conversion or blue-sky exploration potential; it simply illustrates the significant value uplift achievable under stronger copper price environments.

1.These figures are based on assumptions from the Feasibility Study Update and may change materially as economic, market and business conditions, currency fluctuations and commodity prices evolve
2.Gold equivalent using US$4.25/lb copper price; US$2 237/oz gold, 100% recovery of all metals plus contained gold reserve ounces
3.Base case applies a copper curve of USD4.86/lb before reverting to the long-term price assumption of USD4.50/lb thereafter
4.Upside case applies a flat copper price of USD5.50/lb across the life of mine
5.Gold Mineral Reserves are reported separately as only three of the six planned open pits contain economically mineable gold mineralisation

Next steps
Having secured Board approval of the FID, the project will now transition from Early Works to Project execution, with the appointment of an Engineering, Procurement and Construction (EPC) contractor. It is expected that the EPC and other contractors will mobilise to site during the third quarter of FY26 to commence processing plant and related infrastructure construction. First production is expected in the second half of calendar year 2028, subject to Environmental Authority amendments.

Please refer to the SENS announcement released on 6 October 2022 for the details of the transaction. This is available on our website at: www.harmony.co.za

Further details will be provided as the transaction progresses.

For more details, contact:

Investor Relations

Jeneth Ndlovu
+27 (0) 73 722 6773

Samantha Wright
+27 (0) 82 569 7733

HarmonyIR@harmony.co.za

Johannesburg, South Africa
24 November 2025

JSE Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

Ratings Advisor:
Citibank, N.A., London Branch

Ends.

Forward-looking statements

This announcement contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this announcement, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements.

As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our integrated annual report. All statements other than statements of historical facts included in this announcement may be forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; high and rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the geopolitical risks; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices;

estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past and future acquisitions, as well as at existing operations; our ability to complete ongoing and future acquisitions; fluctuations in the market price of gold and other metals; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African exchange control regulations; the adequacy of the Group’s insurance coverage; any downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; and actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts.

The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Form 20-F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein. Any forward-looking statements contained in these financial results have not been reviewed or reported on by Harmony's external auditors.

Competent Person’s and Qualified Person’s Statement
The information in this announcement that relates to the Eva Copper Mineral Reserve is based on information compiled by Daniel Ross, FAusIMM (221242), RPEQ 18378, a Competent Person as defined by the SAMREC Code and a Qualified Person as defined under SK-1300. Daniel is a full-time employee of Harmony. He has sufficient experience relevant to the style of mineralisation and type of deposit under consideration and consents to the inclusion of the information in the form and context in which it appears. This competent person consents to the inclusion in the announcement of the matters based on the information in the form and context in which it appears.

The information that relates to the Mineral Resource estimate remains unchanged from that published as at 30 June 2025. Harmony confirms that it is not aware of any new information or data that materially affects the Mineral Resource, and that all assumptions used in the 2025 estimate continue to apply.

Both the Resource and Reserve estimates use the same underlying geological model, and the declared Reserve is wholly derived from Indicated Mineral Resources only. The Mineral Resource continues to demonstrate reasonable prospects for eventual economic extraction (RPEEE) under SAMREC.

The Mineral Reserve for the Eva Copper Project has been prepared and reported in accordance with the SAMREC Code (2016, as amended 2020) and SK-1300 disclosure requirements. The Reserve is based on the 2025 Feasibility Study, which incorporates all relevant Modifying Factors including mining, metallurgical, processing, geotechnical, hydrological, infrastructure, economic, marketing, environmental, social, legal and governmental considerations at a Feasibility Study level of confidence.

The Reserve estimate is based on pit optimisation and scheduling using industry-standard software and incorporates dilution and ore loss via 10m × 10m × 10m Selective Mining Unit regularisation.

Mining will be undertaken using conventional open-pit methods (drill-and-blast, truck-and-shovel) with staged pit designs, and ore blending/stockpiling to optimise feed grade and recovery. Processing is via an 18 Mtpa concentrator using a conventional crush-grind-flotation flowsheet, with sulphide ore processed initially and native copper ore blended up to 25% of feed before being processed alone in the final year.

Cut-off grades applied are 0.17% Cu (sulphide) and 0.25% Cu (native copper), derived using a Net Smelter Return methodology.

Economic assumptions used in the Reserve estimation include the long term copper price of US$4.25/lb, a gold price of US$2 237/oz, and a US$:AUD exchange rate of 1.47.

Copper Reserve

Reserve	Tonnes (Mt)	Grade (%Cu)	Copper (kt)
Proved	-	-	-
Probable	252	0.40	1 021
Reserves	252	0.40	1 021

Gold Reserve

Reserve	Tonnes (Mt)	Grade (g/t Au)	Gold (koz)
Proved	-	-	-
Probable	148	0.07	317
Reserves	148	0.07	317

Note: Gold Mineral Reserves are reported separately as only three of the six planned open pits contain economically mineable gold. The gold tonnes represent the gold-bearing portion of ore from these pits and are not additive to the Copper Reserve tonnage.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: November 24, 2025	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director